United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of

September 2008
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑  Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐  No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐  No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents
Press Release
Signature Page

Press Release
Vale pays semi-annual remuneration on its Shareholder Debentures
Rio de Janeiro, September 26, 2008 – Companhia Vale do Rio Doce (Vale) informs that it will pay a remuneration on its shareholder debentures (debentures) of R$ 0,028621408 per debenture, amounting to a total of R$ 11.121.107,27, to debenture holders with position on September 29, 2008.
Income tax will be charged on the amount to be paid to debenture holders, as fixed-income investments, applying the rate in relation to the individual situation of the beneficiary, with the exception of those who can provide legal, unequivocal, proof that they are exempt. This payment is subject to withholding income taxes, with the exception of those institutional investors who have proved exemption from income tax.
The funds will be paid on October 1st, 2008 through CETIP – Central de Custódia e de Liquidação Financeira de Títulos (Center for the Custody and Financial Settlement of Securities) for investors holding debentures registered on the SND – Sistema Nacional de Debêntures (National Debenture System), and will be available at Banco Bradesco S.A. for those investors whose debentures are not linked to the SND.

For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Marcus Thieme: marcus.thieme@vale.com
Patricia Calazans: patricia.calazans@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and Vale cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which Vale operates. For additional information on factors that could cause Vale’s actual results to differ from expectations reflected in forward-looking statements, please see Vale’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: September 26, 2008	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations